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                                    [LOGO]
                                  Allstate(R)
                                   FINANCIAL

October 10, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re: Allstate Financial Advisors Separate Account I ("Registrant")
        Allstate Life Insurance Company ("Depositor")
        Request for Withdrawal of Post Effective Amendment No. 7 to Registration Statement on Form N-4
        (File Nos. 333-141909 and 811-09327; CIK No. 1085612)

Commissioners:

On October 8, 2008, the above-referenced Registrant filed Post-Effective Amendment No. 7 to the above-referenced Registration Statement (the
"Amendment") with the Securities and Exchange Commission (the "Commission") pursuant to Rule 485(a) under the Securities Act of 1933 (the "Securities Act").

Pursuant to Rule 477 under the Securities Act, on behalf of the Registrant, we hereby request withdrawal of the Amendment. Registrant hereby makes this application for withdrawal on the grounds that the Registrant has determined to postpone the offering of the benefits described in the Amendment to a later time to be determined, at which time Registrant will file another post-effective amendment. No securities have been issued in connection with the Amendment.

If you have any questions, please do not hesitate to call me at 847/402-5745. Thank you.

Very truly yours,

/s/ JOCELYN LIU
-------------------------
Jocelyn Liu

Enclosure

cc: Thomas S. Clark, Esq.
    Prudential Financial